Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                          September 22, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     The AllianceBernstein Pooling Portfolios (the "Fund")
                     (File No. 811-21673)
                     Preliminary Proxy Statement
                      -AllianceBernstein Bond Inflation Protection Portfolio -AllianceBernstein Global Real Estate Investment Portfolio -AllianceBernstein High-Yield Portfolio
                      -AllianceBernstein Intermediate Duration Bond Portfolio -AllianceBernstein International Growth Portfolio -AllianceBernstein International Value Portfolio -AllianceBernstein Short Duration Bond Portfolio -AllianceBernstein Small-Mid Cap Growth Portfolio -AllianceBernstein Small-Mid Cap Value Portfolio -AllianceBernstein U.S. Large Cap Growth Portfolio -AllianceBernstein U.S. Value Portfolio
                      -AllianceBernstein Volatility Management Portfolio


Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Preliminary Proxy Statement of the portfolios listed above that are separate series of the Fund (the "Portfolios" and each, a "Portfolio"), as provided orally to Erin Loomis of this office on September 8, 2010. The Staff's comments and our responses are discussed below.

Comment 1:  Proposal 1: Election of Trustees. Add disclosure regarding the number of times the Governance and Nominating Committee met (see
            Item 22(b)(14)(iii)).

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Proposal 2: The Amendment to Investment Advisory Agreement to Permit
            Reimbursement to the Adviser of Certain Administrative Expenses. As noted in the second paragraph of this proposal, the trustees concurred with the Adviser that the same type of reimbursement arrangement for administrative services expenses should apply to the Portfolios as applies to other AllianceBernstein Funds. Include a discussion of why the trustees concurred with the Adviser and how this proposed change would be in the Portfolios' benefit.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Proposal 2: The Amendment to Investment Advisory Agreement to Permit
            Reimbursement to the Adviser of Certain Administrative Expenses. The Staff believes that the proxy should include a table showing the current and pro forma fees (see Item 22(a)(3)(iv)).

Response:   We have not revised the Proxy Statement in response to this comment.
            As we discussed with you, the proposal is to approve payments by the Portfolios of the Fund to the adviser for certain administrative services provided to the adviser at the request of a Portfolio. The proposal would result in only modest changes to the Portfolios' expense ratios. In some cases, these changes would not appear in a fee table because the change resulted in an increase at three decimal places, but not two decimal places as specified for fee table disclosure. We included a chart showing the effect of the proposed payments on the expense ratios for the Portfolios' shares to three decimal points. We believe that the chart and related disclosure fully informs shareholders of the effect of the proposal on the Portfolios' expense ratios. Under these circumstances, we do not believe it is necessary to add 11 fee tables to the Proxy
            Statement because they would not serve to provide any additional useful information to a shareholder and would increase the expense of the Proxy Statement.

Comment 4:  Proposal 2: The Amendment to Investment Advisory Agreement to Permit
            Reimbursement to the Adviser of Certain Administrative Expenses. In the second paragraph after the expense chart, it states that the trustees agreed with the Adviser's recommendation that it would be appropriate for the Advisory Agreement to be amended to include the same provisions relating to administrative services expenses as those in the advisory agreements for other AllianceBernstein Funds. Disclose why the trustees agreed with the Adviser to amend the Advisory Agreement.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Proposal 3.A.: Amendment of Declaration of Trust. In the last paragraph of Subsection A, in addition to disclosing when Massachusetts law does not require a stockholder vote, also disclose when the 1940 Act requires a stockholder vote.

Response:   We have revised the disclosure in response to this comment.

Comment 6:  Proposal 4: Amendment or Elimination of Fundamental Investment
            Policies. The first sentence of the third paragraph says that the trustees considered and approved the Adviser's recommendation that the Portfolios' Section 8(b) policies be replaced with standardized fundamental policies. Describe what exactly standardized means in this context (e.g., that policies are uniform across AllianceBernstein Funds).

Response:   We have revised the disclosure in response to this comment.

Comment 7:  Proposal 4: Amendment or Elimination of Fundamental Investment
            Policies. Consider reviewing the use of the term "Section 8(b) policies" as it is applied in this section. The use seems inconsistent.

Response:   We have revised the disclosure in response to this comment.

Comment 8:  Proposal 4: Amendment or Elimination of Fundamental Investment
            Policies. Describe the old policies that are proposed to be removed, and also describe any practical effect that the proposed change will have on the Portfolios' policies.

Response:   We have revised the disclosure in response to this comment.

Comment 9:  Proposal 4.H: Elimination of Fundamental Policy Prohibiting
            Pledging, Hypothecating, Mortgaging, or Otherwise Encumbering Assets. The Staff believes that it is not clear whether the fundamental policy is being removed entirely or whether the fundamental policy is being converted to a nonfundamental policy.

Response:   We have revised the disclosure in response to this comment.

Comment 10: Proposal 4.H.: Elimination of Fundamental Policy Prohibiting
            Pledging, Hypothecating, Mortgaging, or Otherwise Encumbering Assets. The last sentence of Proposal 4.H. states that the Portfolio's current borrowing limits would remain consistent with limits prescribed under the 1940 Act. The Staff believes that the discussion should include an explanation of the limits under the 1940 Act.

Response:   We have revised the disclosure in response to this comment.

Comment 11: Last Page of Proxy: Reports to Stockholders. This section needs to be prominently displayed, as required by Item 22(a)(3)(iii).

Response:   We have revised the disclosure in response to this comment.

Comment 12: Appendix A: Outstanding Voting Shares. Note that shares need to be broken down by class. Also note either here or elsewhere in the proxy that each share is equal to one vote.

Response:   We have revised the disclosure in response to this comment.

Comment 13: Appendix B: Additional Information About Trustees. Item 22(b)(13)
            requires compensation disclosure for the three highest paid Fund officers. This information should be disclosed either in this Appendix or elsewhere in the proxy statement.

Response:   We have revised the disclosure in response to this comment.

                                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                    Sincerely,

                                                    /s/ Erin Loomis
                                                    --------------------
                                                    Erin Loomis




cc:   Nancy Hay, Esq.
      Kathleen K. Clarke, Esq.



SK 00250 0451 1129635 v2